UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

COOPER-STANDARD HOLDINGS INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

21676P103
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21676P103	SCHEDULE 13G	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Opportunities Master Fund, Ltd. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 817,045
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 817,045
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Alpha Master Fund, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,426,663
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,426,663
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,704,949
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,704,949
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit Master Fund II, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 458,279
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 458,279
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,279
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHA Strategic Credit GenPar, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,163,228
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,163,228
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,163,228
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors GenPar, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,630,526
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,630,526
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Advisors, L.P. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,630,526
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,630,526
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,526
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 21676P103	SCHEDULE 13G	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Opportunities Management, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 817,045
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 817,045
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 817,045
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Alpha Management, LLC (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,426,663
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,426,663
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Credit Alpha Master Fund GenPar, Ltd. (see Items 2 and 4)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,426,663
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,426,663
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,426,663
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 21676P103	SCHEDULE 13G	Page 12 of 22 Pages

Item 1.	(a)	NAME OF ISSUER Cooper-Standard Holdings Inc. (the “Company”).

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 39550 Orchard Hill Place Drive Novi, Michigan 48375
Item 2.	(a)
NAME OF REPORTING PERSONS

Oak Hill Credit Opportunities Master Fund, Ltd. (“OHCOMF”);
Oak Hill Credit Alpha Master Fund, L.P. (“OHCAMF”);
OHA Strategic Credit Master Fund, L.P. (“OHASCMF”);
OHA Strategic Credit Master Fund II, L.P. (“OHASCMF II”);
OHA Strategic Credit GenPar, LLC (“OHASC GenPar”);
Oak Hill Advisors GenPar, L.P. (“OHA GenPar”);
Oak Hill Advisors LP (“OHA LP”);
Oak Hill Credit Opportunities Management, LLC (“OHCOM LLC”);
Oak Hill Credit Alpha Management, LLC  (“OHCAM LLC”); and
Oak Hill Credit Alpha Master Fund GenPar, Ltd. (“OHCAMF GenPar” and, together with OHCOMF, OHCAMF, OHASCMF, OHASCMF II, OHASC GenPar, OHA GenPar, OHA LP, OHCOM LLC and OHCAM LLC, the “Reporting Persons”)

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section  13(d)(3) of the Act, although neither the fact of this filing nor anything  contained herein shall be deemed to be an admission by the Reporting  Persons that such a group exists.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH REPORTING PERSON 1114 Avenue of the Americas, 27th Floor New York, NY 10036
(c)
CITIZENSHIP

OHCOMF - Cayman Islands
OHCAMF - Cayman Islands
OHASCMF – Cayman Islands
OHASCMF II – Cayman Islands
OHASC GenPar – U.S.
OHA GenPar – U.S.
OHA LP – U.S.
OHCOM LLC – U.S.
OHCAM LLC – U.S.
OHCAMF GenPar – Cayman Island

CUSIP No. 21676P103	SCHEDULE 13G	Page 13 of 22 Pages

(d)	TITLE OF CLASS OF SECURITIES Common Stock, $0.001 par value per share (the “Common Stock”)
(e)	CUSIP NUMBER 21676P103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.
Item 4.	OWNERSHIP

All ownership percentages set forth herein assume that, as of November 4, 2011, there are 18,319,278 shares of Common Stock outstanding, representing the total number of shares of Common stock reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 10, 2011.

OHCOMF

OHCOMF owns 476,630 shares of common stock, 56,133 shares of preferred stock and 99,604 warrants; for an aggregate of 817,045 shares, which represents approximately 4.4% of the issued and outstanding shares of Common Stock.  OHCOMF has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of the shares.

OHCAMF

OHCAMF owns 883,328 shares of common stock, 87,445 shares of preferred stock and 168,196 warrants; for an aggregate of 1,426,663 shares, which represents approximately 7.6% of the issued and outstanding shares of Common Stock.  OHCAMF has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

OHASCMF

OHASCMF owns 1,266,750 shares of common stock, 67,249 shares of preferred stock and 149,701 warrants; for an aggregate of 1,704,949 shares, which represents approximately 9.1% of the issued and outstanding shares of Common Stock.  OHASCMF has the power

CUSIP No. 21676P103	SCHEDULE 13G	Page 14 of 22 Pages

to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

OHASCMF II

OHASCMF II owns 282,795 shares of common stock, 33,951 shares of preferred stock and 29,834 warrants; for an aggregate of 458,279 shares, which represents approximately 2.5% of the issued and outstanding shares of Common Stock.  OHASCMF II has the power to vote or direct the vote of these shares and the power to dispose or to direct the disposition of these shares.

OHASC GenPar

OHASC GenPar is the general partner of OHASCMF and OHASCMF II.  As the general partner of OHASCMF and OHASCMF II, OHASC GenPar may be deemed to beneficially own the shares of Common Stock owned by OHASCMF and OHASCMF II.  As the general partner of OHASCMF and OHASCMF II, OHASC GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHASCMF and OHASCMF II.

OHA GenPar

OHA GenPar is the general partner of OHA LP.  As the general partner of OHA LP, OHA GenPar may be deemed to beneficially own the shares of Common Stock beneficially owned by OHA LP.  As the general partner of OHA LP, OHA GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by OHA LP.

OHA LP

OHA LP is an advisor to OHCOMF, OHCAMF, OHASCMF and OHASCMF II and wholly owns and is the managing member of OHCOM LLC and OHCAM LLC.  As an advisor to OHCOMF, OHCAMF, OHASCMF and OHASCMF II, OHA LP may be deemed to beneficially own the shares of Common Stock owned by OHCOMF, OHCAMF, OHASCMF and OHASCMF II.  As an advisor to OHCOMF, OHCAMF, OHASCMF and OHASCMF II, OHA LP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHCOMF, OHCAMF, OHASCMF and OHASCMF II.

OHA LP is also an advisor to two managed accounts which own, in the aggregate, 74,362 shares of common stock, 19,440 shares of preferred stock and 31,761 warrants; for an aggregate of 189,521 shares, which represents approximately 1.0% of the issued and outstanding shares of Common Stock.  As an advisor to the managed accounts, OHA LP may be deemed to beneficially own the shares of Common Stock owned by the managed accounts.  As an advisor to the managed accounts, OHA LP may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by the managed accounts.

OHA LP may be deemed to beneficially own equity awards made by the Company in respect of board services by persons affiliated with OHA LP, including 2,204 shares of time vesting  restricted stock vesting within 60 days of December 31, 2011 and 4,866 shares of Common Stock issuable upon exercise of stock options within 60 days of December 31, 2011.

CUSIP No. 21676P103	SCHEDULE 13G	Page 15 of 22 Pages

OHCOM LLC

OHCOM LLC is an advisor to OHCOMF.  As an advisor to OHCOMF, OHCOM LLC may be deemed to beneficially own the shares of Common Stock owned by OHCOMF.  As an advisor to OHCOMF, OHCOM LLC may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHCOMF.

OHCAM LLC

OHCAM LLC is an advisor to OHCAMF.  As an advisor to OHCAMF, OHCAM LLC may be deemed to beneficially own the shares of Common Stock owned by OHCAMF.  As an advisor to OHCAMF, OHCAM LLC may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHCAMF.

OHCAMF GenPar

OHCAMF GenPar is the general partner of OHCAMF.  As the general partner of OHCAMF, OHCAMF GenPar may be deemed to beneficially own the shares of Common Stock owned by OHCAMF.  As the general partner of OHCAMF, OHCAMF GenPar may be deemed to have the power to vote or direct the vote of, and the power to dispose or to direct the disposition of, the shares of Common Stock owned by OHCAMF.

OHCOMF, OHCAMF, OHASCMF, OHASCMF II, OHASC GenPar, OHA GenPar, OHA LP, OHCOM LLC, OHCAM LLC and OHCAMF GenPar are managed or otherwise controlled directly or indirectly by Glenn R. August.  Mr. August disclaims beneficial ownership of all shares of the Common Stock in excess of his pecuniary interests, if any, and this report shall not be deemed an admission that Mr. August is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.
Item 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

CUSIP No. 21676P103	SCHEDULE 13G	Page 16 of 22 Pages

Item 10.	CERTIFICATION Not applicable.

CUSIP No. 21676P103	SCHEDULE 13G	Page 17 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2012

OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Director

OAK HILL CREDIT ALPHA MASTER FUND, L.P.

By:	Oak Hill Credit Alpha Master Fund GenPar, Ltd., its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Director

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	President

OHA STRATEGIC CREDIT MASTER FUND II, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	President

CUSIP No. 21676P103	SCHEDULE 13G	Page 18 of 22 Pages

OHA STRATEGIC CREDIT GENPAR, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

OAK HILL ADVISORS GENPAR, L.P.

By:	Oak Hill Advisors MGP, Inc., Managing General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	President

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

OAK HILL CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

OAK HILL CREDIT ALPHA MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

CUSIP No. 21676P103	SCHEDULE 13G	Page 19 of 22 Pages

OAK HILL CREDIT ALPHA MASTER FUND GENPAR, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Director

CUSIP No. 21676P103	SCHEDULE 13G	Page 20 of 22 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Cooper-Standard Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2012.

OAK HILL CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Director

OAK HILL CREDIT ALPHA MASTER FUND, L.P.

By:	Oak Hill Credit Alpha Master Fund GenPar, Ltd., its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	Director

OHA STRATEGIC CREDIT MASTER FUND, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	President

CUSIP No. 21676P103	SCHEDULE 13G	Page 21 of 22 Pages

OHA STRATEGIC CREDIT MASTER FUND II, L.P.

By:	OHA Strategic Credit GenPar, LLC, its General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	President

OHA STRATEGIC CREDIT GENPAR, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

OAK HILL ADVISORS GENPAR, L.P.

By:	Oak Hill Advisors MGP, Inc., Managing General Partner

	By:	/s/ Glenn R. August
	Name:	Glenn R. August
	Title:	President

OAK HILL ADVISORS, L.P.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

OAK HILL CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

OAK HILL CREDIT ALPHA MANAGEMENT, LLC

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	President

CUSIP No. 21676P103	SCHEDULE 13G	Page 22 of 22 Pages

OAK HILL CREDIT ALPHA MASTER FUND GENPAR, LTD.

By:	/s/ Glenn R. August
Name:	Glenn R. August
Title:	Director